

June 28, 2012

Via E-mail
M. Todd Kanipe
Chief Executive Officer
Citizens First Corporation
1065 Ashley Street
Bowling Green, Kentucky 42103

      Re: Citizens First Corporation
                Form 10-Q for the Quarter Ended March 31, 2012
                Filed May 10, 2012
                File No. 001-33126

Dear Mr. Kanipe:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Item 4. Controls and Procedures, page 41

1. You state that there were "no significant changes to your internal controls or in other factors that could significantly affect these controls." Please be advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in your internal control over financial reporting that occurred during the relevant period that has <u>materially</u> affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during the quarter ended March 31, 2012, or provide us with an explanation of any changes that might have a material but not significant effect on your controls. In addition, please confirm that you will revise your disclosure in future filings to comply with Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel